Mail Stop 3561

November 25, 2009

W. Edwin Litton
General Counsel, Senior Vice President, Human Resources
and Secretary
Cellu Tissue Holdings, Inc.
1855 Lockeway Drive
Suite 501
Alpharetta, GA 30004

> **Re:** **Cellu Tissue Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 17, 2009**
> **File No. 333-162543**

Dear Mr. Litton:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to prior comment one. Please note that we may have comments on the non-430A disclosure included in your amended filing.

Summary Consolidated Financial Data for Cellu Tissue Holdings, Inc, page 10

2.   We note your revised disclosures regarding Adjusted EBITDA do not address all
        of the issues indicated in our prior comment. Please revise your disclosure to
        provide the following:

        • a detailed discussion demonstrating how each of the items excluded from
           Adjusted EBITDA are non-recurring considering that individual elements
           of restructuring and costs arising from mergers occurred in each period
           presented in the summary financial data; and

        • a substantive explanation of how this non-GAAP financial measure is
           useful to investors in evaluating your performance and why management
           believes this measure provides useful information to stakeholders.

        Refer to "Frequently Asked Questions Regarding the Use of Non-GAAP
        Financial Measures and Item 10(e) of Regulation S-K for detailed guidance.

Compensation Discussion and Analysis, page 78

3.   We note your response to comment 17 in our letter dated November 13, 2009, and
        we re-issue that comment. Please revise your prospectus to address whether
        compensation policies may change significantly due to the addition of two
        independent members to the compensation committee. It is unclear if the board or
        the newly constituted compensation committee has set up the compensation
        program that will be used going forward.

Part II

Item 16. Exhibits and Financial Statements

4.   We note your response to comment 32 in our letter dated November 13, 2009, and
        we partially re-issue that comment. We note that you failed to include the
        exhibits or schedules to some of your filed exhibits. As non-exclusive examples,
        please file a complete copy of Exhibit 4.2, Exhibit 10.14, and Exhibit 10.15.

*****

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover

letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Raj Rajan at (202) 551-3388 or Nasreen Mohammed, Assistant Chief Accountant, at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or Jim Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Alan J. Prince
Fax: (404) 572-5100

Tracy Kimmel
Fax: (212) 556-2222

John C. Ericson
Fax: (212) 455-2502